PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

August 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel, Frank A. Buda and Megan Miller

Re:	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

Registration Statement on Form N-2

File Numbers: 333-223418; 811-23330

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund"), on or about August 26, 2019, we plan to file under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 4 (the "Amendment") under the Securities Act to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We plan to file acceleration requests seeking effectiveness of the Registration Statement concurrent with the filing of the Amendment.

The Amendment will be marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission on Pre-Effective Amendment No. 3 to the Registration Statement ("Pre-Effective Amendment No. 3") that were provided to the undersigned by Sally Samuel of the Staff by telephone. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund's response follows each comment. References in the responses to the Fund's Prospectus are to the Prospectus filed as part of Pre-Effective Amendment No. 3. In addition to revisions made in response to Staff comments, certain other changes will be made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in Pre-Effective Amendment No. 3.

SUMMARY OF FUND EXPENSES

1.	Staff Comment: Footnote (4) to the fee table states:

"Interest Expense" relates to the Fund's expenses associated with the use of Borrowings and is based on the assumption that the Fund incurs leverage of 30% of its total assets.

Please clarify in the above-referenced disclosure that the assumption that the Fund incurs leverage of 30% of its total assets is measured immediately after such Borrowings.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

"Interest Expense" relates to the Fund's expenses associated with the use of Borrowings and is based on the assumption that the Fund incurs leverage of 30% of its total assets immediately after such Borrowings.

2.	Staff Comment: Please disclose the annual interest rate used for the assumption for "Interest Expense" in footnote (4) to the fee table.

Response: Item 3 of Form N-2 does not require a registrant to include an annual interest rate in connection with disclosing its interest payments on borrowed funds. Furthermore, borrowings by the Fund, which are anticipated to be through a revolving credit facility with a financial institution, are not anticipated to be at a fixed rate. The Fund believes including an annual interest rate in footnote (4) to its fee table might suggest to investors that its borrowing costs are fixed, when that is not the case. Consistent with Instructions 6 and 8 to Item 3, the Fund's interest expenses are expressed as a percentage of net assets attributable to common shares and based on estimated amounts for the Fund's current fiscal year. The Fund believes such disclosure is sufficient and complies with Form N-2 requirements.

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Please direct any questions or comments to me at 212.969.3376 or mvogel@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Nicole M. Runyan

Jeff S. Prusnofsky